Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2014

Company overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company, with annual achievable production capacity of approximately 119 million tonnes of crude steel. ArcelorMittal had sales of $40.5 billion, steel shipments of 42.4 million tonnes, crude steel production of 46.1 million tonnes, iron ore production from own mines of 31.4 million tonnes and coal production from own mines of 3.6 million tonnes in the six months ended June 30, 2014 as compared to sales of $39.9 billion, steel shipments of 41.4 million tonnes, crude steel production of 44.9 million tonnes, iron ore production from own mines of 28.1 million tonnes and coal production from own mines of 4.0 million tonnes in the six months ended June 30, 2013. The Company had sales of $79.4 billion, steel shipments of 82.6 million tonnes, crude steel production of 91.2 million tonnes, iron ore production from own mines of 58.4 million tonnes and coal production from own mines of 8.0 million tonnes for the year ended December 31, 2013. As of June 30, 2014, ArcelorMittal had approximately 230,000 employees.

ArcelorMittal has steel-making operations in 20 countries on four continents, including 57 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the Commonwealth of Independent States (“CIS”) region and has a growing presence in Asia, including investments in China and India. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key factors affecting results of operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel.  After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011, in line with global economic activity. The subsequent onset of the Eurozone crisis and significant destocking caused demand to weaken during the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  Global demand excluding China (ex-China) was subsequently impacted by more destocking, and, for the first time since 2009, global ex-China steel demand experienced a decline year-on-year during the fourth quarter of 2012.  In Europe, after a significant decline in steel demand during 2012, there was continued weakness in demand, particularly in the first half of 2013, which led to a further, albeit mild, decrease in demand in 2013 to levels more than 30% below the 2007 peak.  Steel demand in North America also declined slightly in 2013, compared to the robust level of demand experienced during 2012, reflecting a weaker first half of the year and a strong second half due to stronger underlying demand and a turning of the inventory cycle.  In comparison, demand in China has experienced different dynamics, with a slowdown in demand taking place in the first half of 2012 in response to policy tightening directed principally toward the real estate market. This was followed by a significant increase in demand beginning in the fourth quarter of 2012 that continued through 2013 as a result of an acceleration in infrastructure approvals and an increase in newly started construction.  Despite some renewed weakness in demand during the fourth quarter of 2013, China experienced a 6.9% increase in steel demand in 2013 and was largely responsible for the overall 3.7% increase in global steel demand in 2013.  During the first half of 2014, Chinese steel demand growth slowed to only 2.6% year-on-year, impacted by renewed weakness in the real estate market. In contrast, steel demand in the developed markets of North America and Europe, which account for a majority of ArcelorMittal deliveries, rebounded during the first half of 2014. Overall global demand ex-China is estimated to have grown over 3% year-on-year through the first half of 2014, while it was up only 1.1% year-on-year in 2013.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties continued to increase in 2013, rising to 11.6 million tonnes for the year. Sales of iron ore to external parties amounted to 6.7 million tonnes in the first half of 2014. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as occurred for example in the fourth quarter of 2008, the first half of 2009, the third quarter of 2012 and the second quarter of 2013.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw material prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices have experienced significant volatility over the past few years, for example falling over 30% in October 2011 and similarly, after averaging over $140 per tonne (/t) cost inclusive of freight (CFR) China during the first half of 2012, prices then fell below $90/t by early September 2012.  Iron ore prices were relatively stable in 2013, averaging $135/t but have since fallen back to lows of $90-95/t in June 2014, averaging $120/t and $103/t during the first and second quarters of 2014, respectively. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw material inventories will continue to produce more volatile margins and operating results quarter-to-quarter. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, which were weaker in the first half of 2014, averaging $111/t. As the mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases. This means, among other things, that any significant slowdown of Chinese steel production could have a significant negative impact on iron ore selling prices over the next few years.

Economic environment[1]

Global GDP growth picked up to 3.0% year-on-year in the final quarter of 2013 and has remained around that pace over in the first half of 2014, driven by advanced economies, despite some setbacks and relative weakness in many emerging markets. Global GDP growth had eased slightly to 2.5% in 2013, from 2.6% in 2012 and 3.1% in 2011.

GDP growth in the United States was 1.9% in 2013 and 2.8% in 2012, but bad weather, an inventory correction, and a widening of the trade deficit, contributed to a contraction in real GDP of 2.9% (annual rate) in the first quarter of 2014. Nonetheless, sector-specific fundamentals remain sound and most indicators suggest that economic activity has bounced back strongly in the second quarter, with estimates suggesting growth of 3.5 to 4% (annual rate). The clearest indication of the underlying strength of the economy is that during the first half of 2014 an average over 230,000 net new jobs were created per month. In the five months to May,

[1] GDP and industrial production data and estimates sourced from IHS Global Insight July 15, 2014 construction spending increased by 8.1% year-on-year as underlying demand, rising incomes, improving confidence supported residential construction in particular. Having deleveraged significantly households have seen good access to credit, which has supported light vehicle sales averaging over 16 million units (annual rate) in the first half of 2014, the strongest for seven years even after the weak start to the year. US manufacturing output finally regained its pre-crisis level, increasing by 3% year-on-year in the first half of 2014. With the rebound in GDP growth and particularly the strengthening in the job market, the Federal Reserve has continued to taper its monthly asset purchases (part of its quantitative easing program), reducing its monthly asset purchases by a further $10 billion to $35 billion per month, down from $85 billion at the end of 2013.

Driven by a strong recovery in the UK, European Union (EU) GDP has picked up over the first half of 2014, growing by around 1.4% year-on-year, after stagnating in 2013 (+0.2%) and falling by 0.3% in 2012. EU Passenger car registrations increased to an average of 12.4 million units (annual rate) in the first half of 2014, up from 11.9 million in 2013. The Eurozone economy is gradually recovering from recession as the acute risk of a crisis has eased; indicated by vulnerable countries’ bond yields reaching record lows. GDP growth in the second quarter is likely to have edged up, to around 0.3% quarter-on-quarter, from the 0.2% expansion achieved in the first quarter. Remaining above 50 the manufacturing Purchasing Managers’ Index (PMI) still indicates expansion, but eased to an average of 52.4 in the second quarter, down from the first-quarter average of 53.4. Germany and Spain built some positive momentum in the second quarter, whereas the pace of improvement ebbed slightly in France and Italy where less has been done to improve competitiveness. Relatively healthy consumer confidence (still at its second highest level since October 2007 in June) and very low consumer price inflation will underpin consumer spending. Nevertheless, credit conditions are still tight, unemployment remains elevated but is falling gradually, and private and public debt levels are still high. At the Eurozone level fiscal tightening amounted to 1.3% of GDP in 2013, and though the pace of consolidation is easing, several “core” countries (Belgium, France and Netherlands) now need to implement more ambitious cuts to meet European Commission deficit targets. The Eurozone faces the risk of deflation, with CPI inflation falling to 0.5% year-on-year in June. To address this risk, the European Central Bank (ECB) announced a series of measures in June, cutting interest rates, boosting liquidity and encouraging bank lending, but banks may hesitate to expand their lending to the private sector until the ECB's bank stress tests are completed later this year.

Much like 2013, GDP growth at the beginning of this year has been weak in emerging markets. First-quarter GDP growth in China came in at 7.4% year-on-year, a six-quarter low, but GDP growth has since picked up to 7.5% in the second quarter. The construction sector in China weakened in the first half of 2014, with residential construction starts falling by almost 20% year-on-year in the first half of the year, while property sales declined by 7.5% year-on-year in the second quarter. In response, some local governments have begun to relax restrictions on housing purchases and the central government has introduced stimulus measures, including faster deployment of public infrastructure projects and increased public housing construction. The central bank also lowered bank reserve requirements. Recent data show relatively steady growth rates for industrial production and fixed investment, while retail sales and export growth have picked up, suggesting that Chinese GDP growth stabilized in the second quarter. The Russian economy was looking weak, even before the invasion of Crimea and the crisis in Ukraine, which led to significant capital flight and has further discouraged investment. Several factors have converged to make the beginning of 2014 difficult for Brazilian industry: interest rate hikes, the end of tax exemptions on purchases of certain goods, and rising production costs. In contrast, economic prospects have improved in India as the incoming government has won a parliamentary majority in the lower house, which breaks the long run of coalition governments, and is expected to allow for significant economic reforms.

In line with economic growth, OECD industrial production picked up during 2013 and has continued to grow in the first half of 2014, increasing by an estimated 3.0% year-on-year. Growth continued to shift away from emerging markets towards the developed world in the first half of 2014.  Industrial Production growth in non-OECD countries is estimated at 4.0% year-on-year in the first half of 2014, having eased back from 4.6% in the second half of 2013.

Despite weaker growth in China and declining iron ore and coal prices during the first half of 2014 global ex-China apparent steel consumption (ASC) is estimated to have grown by 3.2% over the same period in 2013. This is much stronger than the 1.1% growth in demand in the world ex-China during 2013 as apparent steel consumption is estimated to have grown by over 5% year-on-year in both Europe and the United States. Chinese ASC has in comparison decelerated during the first half of 2014 and is up only 2.4% year-on-year, following growth of almost 7% last year.

Steel production[2]

World crude steel production, which had bottomed in 2009 at 1.2 billion tonnes, recovered to just over 1.4 billion tonnes for the year 2010 (+15.8% year-on-year ) and rose in excess of 1.5 billion tonnes in 2011 (+7.3% year-on-year). There was a further rise to 1.56 billion tonnes in 2012 and 1.61 billion tonnes in 2013, driven by Chinese growth.

[2]Global production data is for all countries for which production data is collected by the World steel. Except data for 2014, which only includes 66 countries for which monthly production data is available, prior years include other countries for which only annual data is collected.

Steel output in China set another record in 2013, reaching 784 million tonnes (+7.3% higher than 2012), although output was slightly weaker during the second half of 2013 due to softening demand conditions. In the first half of 2013, Chinese output growth was also supported by the strength of the real estate and construction sectors and by rising steel exports, up 10.2% year-on-year.  Chinese output as a share of global production rose to a record 49.4% in 2013, up from 47.1% in 2012.

Global production increased by 3.1% to 1.61 billion tonnes during 2013 led by growth in Chinese production, as output ex-China remained unchanged at 828 million tonnes, about 29 million tonnes below the pre-crisis peak of 857 million tonnes recorded in 2007. Indeed the only regions to have grown in comparison to 2007 are the Middle East (60.2%) and Asia ex-China (12.8%), whereas output is down 10.2% in NAFTA, 21.1% in EU27, 4.6% in South America, 12.3% in CIS and 14.1% in Africa.

During the first half 2014, annualized global steel production increased by 2.5% to 1.65 billion tonnes mainly driven by Chinese production, which increased by 2.9% year-on-year. Global production outside of China has also improved during the first half of 2014 mainly due to a rebound in Europe and NAFTA. EU annualized output rose by 3.7% to 176 million tonnes reflecting strengthening industrial activity. In NAFTA, output increased by 1.7% during the first half of 2014 to an annualized rate of 119 million tonnes despite reduced utilization in the USA at the start of the year due to severe weather conditions. Production in Asia ex-China has also remained strong, particularly in South Korea, where annualized output increased by 9.1% year-on-year to 73 million tonnes in the first half of 2014. Over the same period, India recorded a 1.3% increase in crude steel production to 83 million tones annualized, whereas output in Japan also increased by 0.9% to 111 million tonnes annualized. Production faltered in South America, falling by 2.6% year-on-year to annualized output of 45 million tonnes; and in CIS, where annualized output decreased by 1.0% year-on-year 109 million tonnes.

Steel prices[3]

Steel prices in Northern Europe remained steady during the first quarter of 2014, relative to the fourth quarter of 2013, with spot hot rolled coil (“HRC”) prices around €445-455 ($610-620) /t.  In Southern Europe, prices were also stable quarter on quarter with spot HRC prices around €425-440 ($585-610) /t.  Expectations were for prices to increase during the quarter and some deals at €460 ($625) in Northern Europe were achieved in late February and early March 2014, but the price trend reversed by the end of the first quarter as lower raw material costs were incorporated into prices by foreign and domestic competitors.

Economic activity continued to recover in Europe during the second quarter of 2014 and overall steel demand saw a slight increase, but did not result in price increases. Spot HRC prices stabilized at €420-430 ($575-595)/t in Northern Europe and €410-420 ($565-575)/t in Southern Europe, despite falling raw material costs as import prices remained relatively unattractive.

In the United States, steel prices during the first quarter of 2014 showed a decreasing trend from $740-760 per tonne in January to $700/t in March following the significant downward correction in Scrap #1 Busheling from $440 per gross tonne(/GT) in January to $388/GT in March and despite steady level of demand.

Price increases announced by domestic producers in the United States at beginning of April were achieved, supported by steady demand, increases in scrap cost and some supply disruptions. HRC spot prices increased by $40 in April relative to March, to $730-750/t and reached a high of $770/t in May.

Expectations for better seasonal demand in China failed to materialize during the first half of 2014 and prices remained under heavy downward pressure due to tight credit and falling raw material costs. Spot HRC prices averaged $479/t during the first quarter and dropped to $463/t in the second quarter.

Long products demand for construction in Europe was better in the first half of 2014, than same period last year, but downward pressure on pricing has continued due to falling scrap prices. Overall, rebar and medium section prices have declined since the beginning of 2014. From a peak of €480-500 ($660-680)/t in January, rebar prices fell to €450-470 ($625-645)/t by the end of the first quarter and €440-460 ($600-620)/t by the end of the second quarter. Similarly, prices of medium section peaked in January 2014 at €550-570 ($755-775)/t, dropped to €515-535 ($720-740)/t by end of first quarter and €505-525 ($690-710) /t by the end of the second quarter.

Prices of scrap imported into Turkey, dropped substantially during the first months of 2014, from $400/t CFR in January to $350/t CFR by end of February, and then stabilized at around $370-380/t throughout the second quarter. Export prices for Turkish rebar followed the trend in scrap prices: after ending 2013 at $580-590/t  rebar prices decreased during the first quarter to $560-570, before remaining stable during the second quarter.

[3] Source: Steel Business Briefing (SBB)

Industrial long product prices remained stable throughout the first half of 2014, around the same level as during the fourth quarter of 2013. However, without robust demand and given abundant supply, prices came under renewed pressure by end of the second quarter of 2014.

Current and anticipated trends in steel production and prices

Global steel production grew year-on-year during the first half of 2014, driven by growth in ArcelorMittal’s major markets of EU28 and NAFTA as the economic recovery persisted and also in comparison to the year-on-year declines during the first half of 2013. In Europe, with the gradual recovery in the steel consuming sectors expected to continue, steel production is likely to show year-on-year growth during the second half of 2014. ArcelorMittal forecasts steel demand growth to be between 3 and 4% in 2014, helped by the strength of deliveries in the first half, whereas the rate of production growth is expected to slow in the second half, as the impetus from restocking wanes. In 2013, United States steel production declined for the first time since 2009 as demand declined, amplified by destocking. Demand has since rebounded strongly during the first half of 2014 as stockists began to re-stock from low inventory levels at the end of 2013. However, crude steel production in the first half of 2014 was up only around 1% year-on- year as finished imports and production rolled from semi finished imports, rose more strongly. Robust economic growth is expected to support continued strong growth in steel demand during the second half of 2014, which in turn is likely to lead to further growth in steel production as import growth slows.  Despite the weakness seen in many emerging markets, especially in CIS and South America, World ex-China steel production increased, supported by Europe, NAFTA and Developed Asia. Steel production is expected to continue growing in the second half of 2014 due to a gradual improvement in the output in developing markets, whereas growth in developed regions is expected to slow. In China, steel production has already slowed from the strong growth observed during 2013, as domestic demand growth has weakened, but supported by the strength of steel exports. The combination of continued property market weakness, and increasing trade protection slowing export growth, is likely to keep steel production growth muted in the second half of 2014.

 Despite the weakness of steel prices, the gradual pick-up in world ex-China steel demand growth during the first half of 2014 has led to a mild increase in steel margins as steel prices have not declined as much as raw material prices. Ultimately steel prices will depend on the strength of underlying raw material prices, which are a function of both the demand and supply of each commodity. Any significant slowdown in steel demand due to deterioration in the debt sustainability of Eurozone nations, a realization of the many geo-political risks or a hard landing in China would dampen raw material prices, eventually impacting steel prices globally.

Raw materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country. For example, in each of years between 2011 and 2014, iron ore reached high levels well above $100 per tonne (e.g. $193 on February 2011, $140 in December 2012, $160 in February 2013 and $135 in January 2014).

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases onto customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below under “—Iron Ore”, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the first half of 2010, the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers continue to offer an annual prices for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 and 2013 as high volatility of prices continued. Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanism, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2013 and the first half of 2014, the trend toward shorter-term pricing cycles continued, with spot purchases further increasing their share of pricing mechanisms.

Iron Ore

In the first quarter of 2013, iron ore prices increased dramatically as a result of restocking in China before the New Year holiday and a seasonally weaker supply due to weather-related disruptions in production in Brazil and Australia.   In the second quarter of 2013, iron ore prices declined significantly as a result of stock cuts stemming from uncertainties about the Chinese market outlook, reaching a low of $110 per tonne in May and averaging $126 per tonne for the quarter.  In the third quarter of 2013, iron ore spot prices recovered, averaging $132 per tonne for the quarter, as a result of strong crude steel production rates in China and significant restocking at Chinese steel mills through the end of August. Despite a strong seaborne supply coming on-stream from the third quarter of 2013 onwards, the spot price remained above $130 per tonne. In the fourth quarter of 2013, the iron ore market stabilized within a consolidated range of $130 to $140 per tonne with no clear price direction as the increasing supply availability was matched with a higher demand on the winter season restock.

Short term rallies in the seaborne market are mainly driven by Chinese mills’ stocking and destocking activities which are due to a high uncertainty on the Chinese steel market outlook.

In the first half of 2014 iron ore spot prices declined by 31% from $134.5 per tonne on January 1, 2014 to $93.25 per tonne on June 30, 2014. This downward price trend was due to increasing supply pressures in the seaborne market and financial weakness in the Chinese steel sector. Credit market tightness combined with stretched cash flow at Chinese mills resulted in a strong destocking trend at Chinese mills from the beginning of the year through the end of the second quarter. Rising iron ore import inventory at Chinese ports was reflective of stronger seaborne supply while real iron ore demand in the Chinese off-shore market remained relatively stable. As a result of significant variations of iron ore inventory at Chinese mills the iron ore spot price volatility remained very significant.

Coking coal and coke

Pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Pricing cycles have further shortened from 2012 and beyond, as the spot market has developed rapidly.

 Due to a continued strong supply and weak demand outlook, the spot coking coal market remained weak in 2013.  Better-than-average supply conditions during the Australian wet season in early 2013 contributed to a decrease in hard coking coal prices in the first half of 2013, with premium coking coal prices reaching a low of $130 per tonne (FOB Australia) by the end of the second quarter.  Spurred by Chinese demand, hard coking coal prices began to increase at the beginning of the third quarter of 2013, peaking at $152 per tonne in mid-September.  However, despite high imports of coking coal to China, the seaborne coking coal market remained weak until the end of 2013, largely as a result of relatively weak ex-China seaborne demand, an improved supply base from Australia and strong domestic production in China. The premium coking coal spot price was $131 per tonne on December 31, 2013.

In 2013, the quarterly contract price for hard coking coal progressed from $165 per tonne in the first quarter to $172 per tonne in the second quarter, $145 per tonne in the third quarter, and $152 per tonne in the fourth quarter.

Due to the combined effects of strong Australian coking coal production performance and weaker seaborne demand in key importing regions, the coking coal spot market has been on a downward trend since the beginning of 2014. The spot price of a premium hard coking coal from Australia declined from $132-133 per tonne FOB Australia at the beginning of January 2014 to $110-111 per tonne by the end of June 2014. The quarterly benchmark contract settlement price followed this downtrend and settled at $120 per tonne for the second quarter, down $23 per tonne from the first quarter settlement price of $143 per tonne FOB Australia.

Low seaborne prices in 2013 and the first half of 2014 put pressure on the profits of seaborne suppliers and affected the cash flows of big miners, resulting in the closure of certain high-cost mines in Australia and the United States.

ArcelorMittal continues to leverage its extensive supply chain, diversified supply portfolio and contracts flexibility to capture a maximum value from the market price volatility and rapidly changing pricing environment.

Scrap

As in 2013, scrap prices increased by €4 per tonne in January (€285 per tonne for demolition scrap) and then came down by €16 per tonne in February 2014. Another price decline occurred in March 2014 (down €15 per tonne), which was partially recovered in April 2013 (up €12 per tonne).  The market then remained stable in May (price roll-over at €266 per tonne) and in June (real Eurofer Index at €265 per tonne). Prices have therefore stayed relatively stable since the beginning of the second quarter of 2014.

The Eurofer Index for demolition scrap was at an average of €267 in the first half of 2014 (i.e., down €12 as compared to full year 2013). In NAFTA, prices followed a different trend and, unlike in 2013, have been quite variable and higher than those in Europe. The average price for HMS 1&2 CFR Turkey was $373 per tonne for the first half of 2014, down $7 per tonne compared to the full year 2013. In NAFTA, the decrease between the peak price in January to the lowest price in June was $56 per tonne, while in Europe the gap between the peak price in January and the lowest price in March was €31 per tonne.

Turkey is still the number one importer of scrap with 19.7 million tonnes of scrap imported in 2013, even though this represented a 12% decrease from values in 2012. Imports represented 65% of total demand in Turkey in the first five months of 2014 (i.e., 7% higher than in the same period  in 2013): 7.9 million tonnes  in  the period from January 2014 to May 2014, compared to 7.4 million tonnes during January 2013 to May 2013.

China is the number one scrap consumer in the world but ranks only 7th or 8th with respect to imports of scraps, with 4.5 million tonnes imported in 2013.  In 2014, imports into China have continued to decline, which has been the trend since 2011, as the market adapts to the price gap between scrap and  iron ore, with imports amounting to 1.0 million tonnes  in the period from January to May 2014 (representing a decrease of 46% compared to the same period in 2013).

Alloys (manganese) and base metals

The underlying price driver for manganese alloys is the price of manganese ore, which decreased by 17.1% from the level of $5.25 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2014 to $4.35 per dmtu in June 2014, due to oversupply from South Africa coupled with depreciation of the local currency against US dollar.

During the first half of 2014, prices for manganese alloys did not follow the trend of manganese ore due to disruption in supply. Prices of high carbon ferro manganese increased by 1.57% (from $1,027 to $1,043 per ton), and prices of silicon manganese also increased by 3.53% (from $1,181 to $1,223 per tonne). Prices for medium carbon ferro manganese increased by 5.98% (from $1,571 to $1,665 per tonne).

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2014 was $2,051 per tonne, representing an increase of 7.4% as compared to the average price for full year 2013 ($1,909 per tonne). The January average price was $2,038 per tonne while the June average price was $2,127 per tonne, with a first half low at $1,942 per tonne on March 24, 2014.  Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 668,475 tonnes as of June 30, 2014, representing a decrease of 265,000 (28.4%) tonnes compared to December 31, 2013 (when stocks registered stood at 933,475 tonnes) due to a change in LME warehousing rules in response to a surfeit in stocks in 2012 and  increased demand of zinc.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2014 were impacted by historically cold winter conditions in the first quarter (see “--Natural Gas” below) and Clean Air Act potential extension to CO2 ignited a strong debate on the future of coal power plants. In Europe, the market continues to be affected by poor demand and highly erratic renewable production, which resulted in keeping spot prices below €40 per MWh.  The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear and continues to fuel “capacity market” debates, but is still not apparent in light of current economic conditions.

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development is now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or not yet fully open markets (e.g., Poland ). North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, which are currently focused on the Middle East, in particular Bassorah (Iraq).

So far, in 2014, the Liquefied Natural Gas (“LNG”) market has continued to grow in Asia, although at a slower pace than in 2013. The market remains depressed in Europe, and after having reached record levels for LNG reloading to Asia, the arbitrage window remained opened most of the first half of 2014.

New LNG production facilities have started in the Pacific basin during the first half of 2014, which helps to rebalance the market, pressuring spot LNG prices down to the $12-13 per MMBtu level in early July. New major start-ups are scheduled for the end of 2014 or early 2015 (gas already committed), which, together with potential nuclear power plant restarts, should help keeping prices reasonable.

In the United States, despite the coldest winter in decades, unconventional gas production proved more than robust, and storage level deficit end of October should be limited to 400 bcf (billion standard cubic feet). Therefore, steam coal continues to be challenged as a fuel to produce power, and projects to build liquefaction facilities for export to Asia continue to be developed, with production expected to start in early 2016. In this context, natural gas prices in North American markets have continued to increase from 2012 lows, averaging in 2014 at $4.3 per MMBtu and up from $3.7 per MMBtu in 2013.

In Europe, gas demand remains depressed and the gap between long-term oil-indexed contracts and spot gas prices increased in the second quarter of 2014 despite continuing contract renegotiation, as spot prices strongly decreased down to $8.5 per MMBtu in the first half of 2014, and have continued to decrease.

Ocean freight[4]

Ocean freight market rates increased in the first half of 2014 compared to the first half of 2013. Total iron ore imports by China increased 19% compared to the first half of 2014. Both Australian and Brazilian iron ore exports were up compared to the prior year.  However, coal and other sectors such as grain did not experience as much growth and combined with easing of congestion, the result was an improved vessel turnaround and increase in efficiency in ports. Therefore, freight rates were at lower levels than were expected at the beginning of the year because of increased demand from trade growth and a slower delivery of new ships.

The Baltic Dry Index (“BDI”) averaged 1,179 points in the first half of 2014, representing a 40% increase compared to the first half of 2013, driven most notably by the Capesize sector which averaged at $14,135/day in the first half of 2014 (compared to $6,136/day in the first half of 2013). The smaller vessels saw a less significant increase as a result of the Indonesian ban on bauxite and nickel ore exports, delayed South American grain exports and a weaker coal trade. Panamax rates averaged at $8,399/day in the first half of 2014 (compared to$7,415/day for the first half of 2013).

Impact of exchange rate movements

The first half of 2014 delivered a very favorable mix of improving developed world growth, ample central bank liquidity and evidence of adjustment in some large emerging markets. In this context of low volatility, the €/$ exchange rate has remained in the range of 1.35-1.40 since the beginning of the year. Regarding the emerging market economies, the first half of the year has been mixed. The first quarter saw an emerging markets currencies crisis with the South African rand reaching a 5-year low (local strike and negative growth outlook), the Kazak tenge (i.e., the National Bank 19% devaluation of the tenge ), Argentinean peso (20% devaluation) and Turkish Lira reaching historical lows. In addition, geopolitical tensions weighed heavily on the Ukraine and Russia, generating significant downside risks to both the Russian and Ukrainian economy with their currencies depreciating against the U.S dollar as a result. However, a slight recovery has been seen in the second quarter as emerging markets currencies have enjoyed a robust rally, gaining 3.2% on average against the U.S dollar. In central Europe, the U.S dollar was relatively steady against both the Polish zloty and the Czech koruna.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% and  75% of the U.S.

[4]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, RS Platou. ACM

dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses was recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, the last installment of $92 million was recorded as income within cost of sales during the six months ended June 30, 2013.

Trade and import competition

Europe[5]

Import competition in the EU28 steel market reached a high of 38.0 million tonnes of finished goods during 2007, equal to 18.6% of steel demand. As demand decreased, imports also declined, reaching a low of 15.3 million tonnes in 2009, equal to an import penetration ratio (ratio of imports to market supply) of 13.3%. Since 2009, import ratios have fluctuated.

In 2010, imports recovered to 18.6 million tonnes, but an increase in domestic deliveries resulted in an import penetration ratio of 12.6%. In 2011, finished steel imports rose strongly to 23.3 million tonnes, as a result of which the import penetration ratio increased to 14.8%. In 2012, steel demand in Europe declined, but imports fell more sharply to 16.6 million tonnes, down 28.7% year-on-year, resulting in a penetration ratio of only 12.0% for 2012.

In 2013, despite a slight decline in steel demand, imports rose, particularly from China, Russia and Turkey, to total approximately 18.4 million tonnes in 2013, or 10.5% higher than in 2012. As a result, the penetration ratio increased to 13.1% for the year.

During the first half of 2014, finished steel imports are estimated to have increased by 10.3% year-on-year, around 21.9 million tonnes annualized, with shipments originating mainly from Commonwealth of Independent States (CIS) and China. The penetration rate for the first half of 2014 is estimated at approximately 14.4%.

United States[6]

After reaching a record level of 32.6 million tonnes in 2006, or an import penetration ratio of 26.9%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 21.8%. Over the next two years, imports rose to 19.8 million tonnes in 2011 but import penetration remained relatively stable at 21.8%, due to stronger finished steel consumption.

Steel demand rose strongly in 2012 as did steel imports, rising to an import penetration of 23.2%. As demand weakened during 2013, finished steel imports and in particular pipe and tube, fell 3.9% year-on-year to an import penetration of 23.2%.

During the first half of 2014, finished steel imports were up 26.8% year-on-year, compared to a 9.1% year-on-year decline over the same period last year. Penetration increased to 27.4%, the highest level over the same period since 2006, compared to an 8.1% year-on-year increase in apparent steel demand during the first half of 2014. Overall steel imports were up 34.8% during the first half of 2014, as imports of semis increased by over 64% year-on-year.

Consolidation in the steel and mining industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in the past two years and this trend is expected to continue in 2014, unless and until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America; and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu  and Inoxum, ThyssenKrupp’s stainless steel division, completed their merger in order to create the worldwide leader in stainless steel.

[5]Source: Eurostat trade data to April 2014, estimates for May and June 2014.

[6]Source: U.S. Department of Commerce, customs census data up to May 2014 and license data for June 2014.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million ton capacity in the next few years. However, the Chinese government is considering scrapping a ban on overseas control which was imposed in 2005, enabling non-Chinese companies to make acquisitions in China, which could drive merger and acquisition activity if implemented.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a lower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which is expected to continue in 2014 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies has continued, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

A. Operating results

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining. On January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus. The principal benefits of the changes are to reduce organizational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale effect within the regions.

As a result of the organizational changes, ArcelorMittal’s reportable segments changed to NAFTA, Brazil, Europe, ACIS and Mining. NAFTA includes the Flat, Long and Tubular operations of the United States, Canada and Mexico. Brazil includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Europe comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged except the addition of some Tubular operations. The Mining segment remains unchanged. Prior period information has been recast to reflect this new segmentation. The reportable segments have been revised to reflect ArcelorMittal’s change in organizational structure and managing its business and retrospectively adjusted in conformity with IFRS.

The following discussion and analysis should be read in conjunction with ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2013, including the consolidated financial statements appearing therein, and the condensed consolidated financial statements for the six months ended June 2014 included in the Company’s filing on Form 6-K dated as of August 4, 2014.

Key indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2014 as compared to six months ended June 30, 2013

Sales, steel shipments and average steel selling prices and mining production

ArcelorMittal’s sales were higher at $40.5 billion for the six months ended June 30, 2014, up from $39.9 billion for the six months ended June 30, 2013, primarily due to an increase in steel shipments offset by a decrease in average steel selling prices.

ArcelorMittal’s steel shipments increased by 2.5% to 42.4 million tonnes for the six months ended June 30, 2014, from 41.4 million tonnes for the six months ended June 30, 2013. Average steel selling prices decreased by 2% for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

ArcelorMittal had iron ore and coal production (own production of iron ore and coal, excluding supplies sourced under strategic contracts) of 31.4 million tonnes and 3.6 million tonnes, respectively, for the six months ended June 30, 2014, an increase of 11.7% and decrease of 10%, as compared to 28.1 million tonnes and 4.0 million tonnes, respectively, for the six months ended June 30, 2013. The increase in iron ore production resulted primarily from expanded operations in Canada while the decrease in coal production was mainly related to very difficult geological conditions that limited underground extraction in the Company’s Russian coal operations and lower production at the Company’s USA coal operations (Princeton).

The following tables provide a summary of sales at ArcelorMittal by reportable segment and mining production for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

		Sales for the six months ended June 30,*		Changes in
	Segment	2013 (in $ millions)	2014 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	NAFTA	9,681	10,351	7	4	1
	Brazil	5,080	4,787	(6)	(5)	(3)
	Europe	20,750	20,840	-	3	(1)
	ACIS	4,303	4,307	-	5	(7)
	Mining	2,550	2,639	3	-	-
	Total	39,949	40,492	1	2	(2)

*	Amounts are prior to inter-company eliminations (except for total) and include non-steel sales

				Six months ended June 30,
	Mining shipments (million tonnes) [1]			2013	2014
	Total iron ore shipments [2]			26.8	30.2
	Iron ore shipped externally and internally and reported at market price [3]			15.5	19.8
	Iron ore shipped externally			4.3	6.7
	Iron ore shipped internally and reported at market price [3]			11.2	13.1
	Iron ore shipped internally and reported at cost-plus [3]			11.3	10.4

	Total coal shipments [4]			3.8	3.7
	Coal shipped externally and internally and reported at market price [3]			2.4	2.1
	Coal shipped externally			1.7	1.0
	Coal shipped internally and reported at market price [3]			0.7	1.1
	Coal shipped internally and reported at cost-plus [3]			1.4	1.6

(1)

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

(2)

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

(3)

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Six months ended June 30,
	Iron ore production (million metric tonnes) [1]	Type	Product	2013	2014
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	15.1	17.7
	South America	Open pit	Lump and fines	1.9	2.2
	Europe	Open pit	Concentrate and lump	1.0	1.1
	Africa	Open pit / Underground	Fines	2.6	3.0
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	7.5	7.4
	Total own iron ore production			28.1	31.4
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	3.1	2.8
	Africa [4]	Open pit	Lump and fines	2.4	2.8
	Total strategic long-term contracts - iron ore			5.5	5.6

	Total			33.6	37.0

(1)	Total of all finished production of fines, concentrate, pellets and lumps.
(2)	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
(3)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
(4)

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. On November 5, 2013, ArcelorMittal announced that its 51% subsidiary, ArcelorMittal South Africa, had reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore. The agreement, which became effective as of January 1, 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes per year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios. This volume of 6.25 million tonnes per year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement.

				Six months ended June 30,
	Coal production (million metric tonnes)			2013	2014
	Own mines
	North America			1.39	1.03
	Asia, CIS & Other			2.63	2.53
	Total own coal production			4.02	3.56
	North America [1]			0.17	0.18
	Africa [2]			0.17	0.20
	Total strategic long-term contracts - coal			0.34	0.38

	Total			4.36	3.94

(1)	Includes strategic agreement - prices on a fixed price basis.
(2)	Includes long term lease - prices on a cost-plus basis.

NAFTA

Sales in the NAFTA segment increased 7% to $10.4 billion for the six months ended June 30, 2014, from $9.7 billion for the six months ended June 30, 2013, mainly due to a 4% increase in steel shipments and 1% increase in average steel selling prices.

Total steel shipments in the NAFTA segment increased 4% to 11.4 million tonnes for the six months ended June 30, 2014, from 11.0 million tonnes for the six months ended June 30, 2013. Steel shipments for the six months ended June 30, 2014 were impacted by severe weather conditions during the first half of 2014 in the United States. Steel shipments for the six months ended June 30, 2013 was negatively affected by labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, for which reductions in inventory and supplies from other NAFTA units partially mitigated the market impact.

Average steel selling price in the NAFTA segment increased 1% to $848 per tonne for the six months ended June 30, 2014 from $838 per tonne for the six months ended June 30, 2013, which reflected increased demand.

Brazil

Sales in the Brazil segment were $4.8 billion for the six months ended June 30, 2014 as compared to $5.1 billion for the six months ended June 30, 2013, primarily due to lower volumes and average selling prices.

Total steel shipments in the Brazil segment were 4.6 million tonnes for the six months ended June 30, 2014 as compared to 4.9 million tonnes for the six months ended June 30, 2013. The decrease was primarily due to operational issues in the hot strip mill in Tubarão and lower exports from the Point Lisas operating facility in Trinidad.

Average steel selling price in the Brazil segment decreased 3% to $914 per tonne for the six months ended June 30, 2014 from $942 per tonne for the six months ended June 30, 2013, primarily driven by currency devaluation in Brazil, Argentina and Venezuela.

Europe

Sales in the Europe segment remained relatively flat at $20.8 billion for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013, primarily due to a 3% increase in steel shipments offset by a 1% decrease in average steel selling prices.

Total steel shipments in the Europe segment increased 3% to 20.2 million tonnes for the six months ended June 30, 2014, from 19.5 million tonnes for the six months ended June 30, 2013. The increase was primarily driven by improved demand compared to the first half of 2013.

Average steel selling price in the Europe segment decreased 1% to $804 per tonne for the six months ended June 30, 2014 from $813 per tonne for the six months ended June 30, 2013, which reflected strong competition and decreasing trend in raw material prices.

ACIS

Sales in the ACIS segment remained relatively flat at $4.3 billion for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013, primarily due to a 5% increase in steel shipments offset by a 7% decrease in average steel selling prices.

Total steel shipments in the ACIS segment increased 5% to 6.5 million tonnes for the six months ended June 30, 2014, from 6.2 million tonnes for the six months ended June 30, 2013. Steel shipments for the six months ended June 30, 2014 were positively impacted by improved shipments in Kazakhstan with stable operations. Steel shipments for the six months ended June 30, 2013 were negatively affected by lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan.

Average steel selling price in the ACIS segment decreased 7% to $580 per tonne for the six months ended June 30, 2014 from $626 per tonne for the six months ended June 30, 2013, primarily due to lower international prices driven by lower raw material prices, and partially due to currency devaluation.

Mining

Own iron ore production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2014 was 31.4 million metric tonnes, 11.7% higher than in the six months ended June 30, 2013, primarily due to higher production at the Company’s Canadian operations.

Own coal production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2014 was 3.6 million metric tonnes, representing a decrease of 10% compared to the six months ended June 30, 2013, due to very difficult geological conditions that limited underground extraction in the Company’s Russian coal operations and lower production at the Company’s USA coal operations (Princeton).

Sales in the Mining segment increased 3.5% to $2.64 billion for the six months ended June 30, 2014 from $2.55 billion for the six months ended June 30, 2013. Sales of marketable iron ore and coal (internal market-priced and sales to external customers) increased 10.5% to $2.1 billion for the six months ended June 30, 2014 from $1.9 billion for the six months ended June 30, 2013. Sales to external customers were $0.71 billion for the six months ended June 30, 2014 representing a 10.9% increase compared to $0.64 billion for the six months ended June 30, 2013. The increase in sales to external customers was primarily due to higher shipments from own mines for iron ore, partially offset by  lower average selling prices of iron ore and coal in line with decreases in international reference prices and lower shipments from own mines for coal. Higher shipments to external customers for iron ore accounted for approximately $0.24 billion of the increase in sales partially offset by lower selling prices for iron ore and coal of $0.09 billion and lower shipments from own mines for coal of $0.09 billion. Iron ore shipments to external customers increased by 55.8% from 4.3 million tonnes for the six months ended June 30, 2013 to 6.7 million tonnes for the six months ended June 30, 2014. Sales of marketable iron ore (internal market-priced and sales to external customers) increased by 28% from 15.5 million tonnes for the six months ended June 30, 2013 to 19.8 million tonnes for the six months ended June 30, 2014. The increase in external shipments was due to additional quantity from our Canadian operations post completion of the project to expand to annual production of 24 million tonnes. Coal shipments to external customers decreased 42.9% from 1.75 million tonnes to 1.0 million tonnes. With respect to lower average selling prices, for example, the average iron ore spot price of $111 per tonne CFR China and the average spot price for hard coking coal FOB Australia at $117 per tonne were 19% and 24% lower for the six months ended June 30, 2014 than for the six months ended June 30, 2013, respectively. It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating income

ArcelorMittal’s operating income for the six months ended June 30, 2014 amounted to $1,506 million, compared to operating income of $756 million for the six months ended June 30, 2013.

During the six months ended June 30, 2014, ArcelorMittal’s operating income was improved by higher steel shipments offset by lower average steel selling prices.

Operating income for the six months ended June 30, 2014 was positively affected by a decrease in depreciation as a result of a change in useful lives of plant and equipment. The Company performed a review of the useful lives of its assets and determined its maintenance and operating practices enabled a change in the useful lives of plant and equipment. As a result, the useful lives of certain of the Company’s existing assets have been and will be used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment have been lengthened prospectively. In addition, there were no impairment charges or restructuring charges for the six months ended June 30, 2014. Operating income for the six months ended June 30, 2014 was negatively affected by a $90 million charge following the settlement of antitrust litigation in the United States.

Operating income for the six months ended June 30, 2013 was negatively affected by impairment charges of $39 million primarily relating to the closure of the organic coating and tin plate lines in Florange (Europe segment) and restructuring charges of $173 million, primarily related to $137 million of costs incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations) as well as by a $67 million loss caused by fire disruption at the Vanderbijlpark site in South Africa.

Operating income for the six months ended June 30, 2013 was positively affected by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada in the NAFTA segment and $92 million related to the Dynamic Delta Hedge income.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2014 was $37.5 billion, remaining relatively flat as compared to $37.7 billion for the six months ended June 30, 2013, which was driven by a decline in raw material prices, offset by higher production. Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2014 were $1.5 billion remaining flat as compared to $1.5 billion for the six months ended June 30, 2013. SG&A represented 3.6% of sales for the six months ended June 30, 2014, as compared to 3.7% for the six months ended June 30, 2013.

The following table summarizes by reportable segment the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2014 as compared with the six months ended June 30, 2013:

		Operating Income for the six months ended June 30,[1]		Operating Margin
	Segment	2013 (in $ millions)	2014 (in $ millions)	2013 (%)	2014 (%)
	NAFTA	193	77	2	1
	Brazil	542	592	11	12
	Europe	(256)	414	(1)	2
	ACIS	(140)	5	(3)	-
	Mining	572	507	22	19
	Total adjustments to segment operating income and other [2]	(155)	(89)
	Total consolidated operating income	756	1,506

(1)	Segment amounts are prior to inter-segment eliminations.
(2)

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Six months ended June 30,
		2013 (in $ millions)	2014 (in $ millions)
	Corporate and shared services [1]	(62)	(75)
	Real estate and financial activities	2	(6)
	Shipping and logistics	(23)	(4)
	Intragroup stock margin eliminations	(53)	17
	Depreciation and impairment	(19)	(21)
	Total adjustments to segment operating income and other	(155)	(89)

(1)	Includes primarily staff and other holding costs and results from shared service activities.

NAFTA

Operating income for the NAFTA segment for the six months ended June 30, 2014 was $77 million, as compared with operating income of $193 million for the six months ended June 30, 2013.

Operating income for the six months ended June 30, 2014 was negatively affected by a $90 million charge following the settlement of antitrust litigation in the United States and the severe weather conditions during the first half of 2014. Operating income for the six months ended June 30, 2013 was positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.

Operating income for the six months ended June 30, 2014 was positively affected by higher volumes and  higher average selling prices compared to the six months ended June 30, 2013.

Brazil

Operating income for the Brazil segment for the six months ended June 30, 2014 was $592 million, as compared with operating income of $542 million for the six months ended June 30, 2013.

Operating income for the six months ended June 30, 2014 was negatively affected by lower shipments and lower average steel selling prices. Operating income was positively impacted by a decrease in depreciation which was $247 million and $358 million for the six months ended June 30, 2014 and June 30, 2013, respectively, mainly due to the change in asset lives of certain plant and equipment.

Europe

Operating income for the Europe segment for the six months ended June 30, 2014 was $414 million, as compared with operating loss of $256 million for the six months ended June 30, 2013.

Operating income for the six months ended June 30, 2014 was positively impacted by improved market conditions and the realized benefits of cost optimization efforts as well as increased shipments, offset slightly by lower average steel selling prices. In addition, operating income was positively impacted by a decrease in depreciation which was $810 million and $978 million for the six months ended June 30, 2014 and June 30, 2013, respectively, mainly due to the change in asset lives of certain plant and equipment.

Operating loss for the six months ended June 30, 2013 included restructuring costs amounting to $164 million including $137 million associated with the long term idling of the liquid phase at the Florange site in France. The operating loss for the first half of 2013 also included a $92 million non-cash gain relating the unwinding of hedges on raw material purchases.

 ACIS

Operating income for the ACIS segment for the six months ended June 30, 2014 was $5 million, as compared with operating loss of $140 million for the six months ended June 30, 2013. Operating income for the six months ended June 30, 2014 reflected improved performance in the CIS countries resulting in higher shipments, offset by weaker South African profitability due to weak economic growth and associated domestic challenges.

Operating loss for the six months ended June 30, 2013 was negatively affected by a $67 million loss caused by fire disruption at the Vanderbijlpark site in South Africa.

Mining

Operating income attributable to the mining segment for the six months ended June 30, 2014 was $507 million, as compared with operating income of $572 million for the six months ended June 30, 2013 primarily driven by higher volumes offset by lower selling prices. In terms of selling prices, as noted above, the market price of iron ore and coal decreased on average year-on-year. Iron ore marketable volume for the six months ended June 30, 2014 was 19.8 million tonnes, compared to 15.5 million tonnes for the six months ended June 30, 2013, representing an increase of 28%. Coal marketable volume for the six months ended June 30, 2014 was 2.1 million tonnes, compared to 2.4 million tonnes for the six months ended June 30, 2013, representing a decrease of 13%. Cost of sales was stable at $2.0 billion for the six months ended June 30, 2014 and $1.9 billion for the six months ended June 30, 2013.

Investments in associates, joint ventures and other investments

Income from investments in associates, joint ventures and other investments was $154 million for the six months ended June 30, 2014, compared to a loss of $42 million for the six months ended June 30, 2013. The income was primarily related to the annual dividend received from Erdemir, improved performance of Spanish entities and the share of profits of the Calvert operations. The loss for the six months ended June 30, 2013 was primarily due to the payment of contingent consideration of $56 million with respect to the Gonvarri Brasil acquisition made in 2008 and weaker performance of European associates.

Financing costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs for the six months ended June 30, 2014 were $1.5 billion as compared with $1.6 billion recorded for the six months ended June 30, 2013.

Net interest expense (interest expense less interest income) decreased to $809 million for the six months ended June 30, 2014 as compared to $949 million for the six months ended June 30, 2013, primarily due to savings incurred following the repayment of the EUR and USD convertible bonds in April and May of 2014.

Foreign exchange and other net financing costs (which includes foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) for the six months ended June 30, 2014 amounted to $707 million, as compared to costs of $685 million for the six months ended June 30, 2013. The first half of 2014 amount includes a payment following the termination of the Senegal greenfield project, non-cash charges for the premiums related to call options on treasury shares expired following the maturity of EUR convertible bonds and hedging instruments.

Foreign exchange and other net financing costs for the six months ended June 30, 2013 was negatively affected by a 8% devaluation of the Brazilian Real versus U.S. dollar, which impacted loans and payables denominated in foreign currency.

Income tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.

ArcelorMittal recorded a consolidated income tax expense of $217 million for the six months ended June 30, 2014, as compared to a consolidated income tax expense of $196 million for the six months ended June 30, 2013.

Non-controlling interests

Net income attributable to non-controlling interests for the six months ended June 30, 2014 was $80 million as compared with net income attributable to non-controlling interests of $9 million for the six months ended June 30, 2013. Net income attributable to non-controlling interests primarily relate to the minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada.

Net income attributable to equity holders of the parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the six months ended June 30, 2014 was $153 million as compared to net loss attributable to equity holders of the parent of $1.1 billion for the six months ended June 30, 2013, for the reasons discussed above.

B. Liquidity and capital resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2014, ArcelorMittal’s cash and cash equivalents, including restricted cash amounted to $4.4 billion as compared to $6.2 billion as of December 31, 2013. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of June 30, 2014, unchanged from December 31, 2013.

As of June 30, 2014, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $21.8 billion, compared to $22.3 billion as of December 31, 2013. The repayments of the €1.25 billion Convertible Bonds upon maturity in April, 2014 and the $800 million of Convertible Notes upon maturity in May 2014 were partly offset by the issuance of €750 million 3.00% Notes in March, 2014, a $1 billion loan agreement with a credit institution in June 2014 and proceeds from the draw-down of the $300 million term loan facility in February 2014. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $17.4 billion as of June 30, 2014, up from $16.1 billion at December 31, 2013. Net debt increased period-on-

period primarily due to the repayment of the perpetual capital securities and capital expenditures which were partially offset by cash flows from operating activities. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2014 was 33% as compared to 30% at December 31, 2013.

The margin applicable to ArcelorMittal’s principal credit facilities and the coupons on its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an incremental interest expense of $50 million for the six months ended June 30, 2014 and $40 million for the six months ended June 30, 2013 compared to interest expense expected prior to the downgrades.

ArcelorMittal’s principal credit facilities, which are (i) the syndicated revolving credit facility maturing on March 18, 2016 (the “$3.6 Billion Facility”) and (ii) the syndicated revolving credit facility maturing on November 6, 2018 (the “$2.4 Billion Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to one, whereas certain facilities have a ratio of 3.5 to one. As of June 30, 2014, the Company was in compliance with both ratios.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2014.

As of June 30, 2014, ArcelorMittal had guaranteed approximately $1.2 billion of debt of its operating subsidiaries and $0.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2014.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness As of June 30, 2014	Q314	Q414	2015	2016	2017	2018	2019	>2019	Total
	Bonds	0.1	0.5	2.2	1.9	2.8	2.2	2.5	6.0	18.2
	Long-term revolving credit lines
	- $3.6 billion syndicated credit facility	-	-	-	-	-	-	-	-	-
	- $2.4 billion syndicated credit facility	-	-	-	-	-	-	-	-	-
	Commercial paper [1]	0.1	-	-	-	-	-	-	-	0.1
	Other loans	0.5	0.1	1.3	0.9	0.1	0.1	0.1	0.4	3.5

	Total Debt	0.7	0.6	3.5	2.8	2.9	2.3	2.6	6.4	21.8

(1)	Commercial paper is expected to continue to be rolled over in the normal course of business.

The average debt maturity of the Company was 6.2 years as of June 30, 2014, as compared to 6.2 years as of December 31, 2013.

The following table summarizes the amount of credit available as of June 30, 2014 under ArcelorMittal’s principal credit facilities.

Credit lines available	Facility Amount	Drawn	Available
$3.6 Billion Facility	$ 3.6	-	$ 3.6
$2.4 Billion Facility	$ 2.4	-	$ 2.4
Total committed lines	$ 6.0	-	$ 6.0

Financings

Principal credit facilities

On March 18, 2011, ArcelorMittal entered into a $6 billion facility (now defined herein as the $3.6 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of June 30, 2014, the $3.6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into a $4 billion facility (now defined herein as the $2.4 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended from May 6, 2015 to November 6, 2018. As of June 30, 2014, the $2.4 Billion Facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million.

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of $300 million, maturing on December 20, 2016, under which amounts repaid may not be re-borrowed. As of June 30, 2014, the term loan facility was fully drawn.

2014 Capital markets transactions and other outstanding loans and debt securities

On January 17, 2014, ArcelorMittal extended the conversion date for the $1 billion privately placed mandatory convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank and is not listed. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes were redeemed for $657 million at a redemption price of 101% of the principal amount thereof, plus interest accrued.

On March 25, 2014, ArcelorMittal completed the offering of €750 million 3.00 per cent Notes due March 25, 2019 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On June 10, 2014, ArcelorMittal entered into a loan agreement for $1 billion. The loan was funded upon closing. The credit institution has the right to demand repayment of the loan once per year beginning February 2015 until the final maturity of the agreement on April 20, 2017.

On July 4, 2014, ArcelorMittal completed the offering of €600 million 2.875 per cent Notes due July 6, 2020 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

During the first half of 2014, ArcelorMittal entered into short-term committed bilateral credit facilities totaling approximately $0.9 billion. As of June 30, 2014, the facilities remain fully available.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 17 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2013 and Note 8 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2014.

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,607 million as of June 30, 2014. This amount represents the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $5,368 million and $5,370 million as of December 31, 2013 and as of June 30, 2014, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the six months ended June 30, 2013 and 2014 was $17.1 billion and $19.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the six months ended June 30, 2013 and 2014 were $91 million and $80 million, respectively.

Sources and uses of cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2014 and 2013:

	Summary of Cash Flows Six months ended June 30,
	2013 (in $ millions)	2014 (in $ millions)
Net cash provided by operating activities	2,057	1,077
Net cash used in investing activities	(1,520)	(1,697)
Net cash (used in) provided by financing activities	1,897	(1,118)

Net cash provided by operating activities

For the six months ended June 30, 2014, net cash provided by operating activities was $1.1 billion as compared with net cash provided by operating activities of $2.1 billion for the six months ended June 30, 2013. Net cash provided by operating activities for the six months ended June 30, 2013 was positively impacted by a release of working capital.

 Net cash provided by operating activities for the six months ended June 30, 2014, included a $50 million increase in working capital (consisting of inventories plus accounts receivable less accounts payable), primarily related to a decrease in payables of $56 million and a decrease in inventories of $380 million, partly offset by an increase in accounts receivables of $374 million, as compared to a $0.7 billion decrease in working capital a year earlier. The reduction in inventories is mainly related to lower raw material prices for the six months ended June 30, 2014 as the average benchmark iron ore price per tonne of $111 CFR China and the average benchmark price for hard coking coal FOB Australia were 19% and 24% lower than in 2013, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory.

Net cash provided by operating activities for the six months ended June 30, 2014 was negatively affected by payments made relating to the settlement of antitrust litigation in the United States and termination of the Senegal greenfield project.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2014 was $1.7 billion as compared with net cash used in investing activities of $1.5 billion for the six months ended June 30, 2013.

Capital expenditures were $1.6 billion for the six months ended June 30, 2014, remaining flat as compared with $1.6 billion for the six months ended June 30, 2013. The Company currently expects that capital expenditures for the year ended 2014 will amount to approximately $3.8-$4.0 billion, involving mainly sustaining capital expenditures with a slight increase compared to the prior year as well as the continuation of the phase II Liberia project.

ArcelorMittal’s major growth capital expenditures in the six months ended June 30, 2014 included the following major projects: Capacity expansion in Liberia; Monlevade expansion plan downstream part.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the last half of 2013 and in the current year, as well as those that are ongoing.

Completed projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt/ year)	Q2 2013[1]

Ongoing projects[2]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	2015[3]
	NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line #6 to optimize Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2015[4]
	Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
	Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015[5]
	Brazil	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015[5]
	Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold[5]
	Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016[6]

Joint venture projects

	Country	Site	Project	Capacity / particulars	Forecasted completion
	China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	H2 2014[7]
	Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2015[8]

1

Final capex for the AMMC expansion project was $1.6 billion. The ramp-up of expanded capacity at AMMC hit a run-rate of 24mt by year end 2013. Stretch opportunity to 30mtpa concentrate through debottlenecking of existing operations has been identified but remains subject to board approval.

2	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
3

The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015. Stretch opportunity to 20mtpa including 5mtpa DSO has been identified but remains subject to board approval.  Phase 2 is expected to require capex of $1.7 billion.

4

During Q3 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco.  On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed.  The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

5

During Q2 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at a later date.

6

During Q3 2013, Acindar Industria Argentina de Aceros S.A. (Acindar) announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable ArcelorMittal Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in 2016.

7

Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is $832 million (100% basis) with the first automotive coil to be produced in H2 2014.

8

The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed.  Implementation of the ERP is now underway and environmental approvals are in place. The goal is to reach a 3.5mt per annum production rate during the open water shipping season by the end of 2015. The budget for the ERP is approximately $730 million and requires upgrading of the road that connects the port in Milne Inlet to the mine site.

Other investing activities for the six months ended June 30, 2014 included an inflow of $183 million from the sale of ATIC Services S.A. (“ATIC”) and the steel cord business ($144 million and $39 million, respectively) as well as proceeds from the exercise of the second put option in Hunan Valin. Other investing activities for the six months ended June 30, 2014 included an outflow of $258 million associated with the acquisition of ThyssenKrupp Steel USA through the joint venture with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”).

Net cash (used in) provided by financing activities

Net cash used in financing activities was $1.1 billion for the six months ended June 30, 2014, as compared to cash provided by financing activities of $1.9 billion for the six months ended June 30, 2013.

During the six months ended June 30, 2014, the Company repaid debt in the amount of $2.7 billion (primarily €1.25 billon for the 7.25% convertible bonds due April 1, 2014 and $800 million for the 5.00% convertible bonds due May 15, 2014) and redeemed subordinated perpetual capital securities for $657 million. These payments were offset by the receipts of $1.0 billion from a loan agreement with a financial institution, proceeds of $1.3 billion from the issuance of a €750 million 3.00% Notes due March 25, 2019 under its €3 billion wholesale Euro Medium Term Notes Programme, and proceeds from new 3-year $300 million financing provided by EDC (Export Development Canada).

Dividends paid to non-controlling shareholders in subsidiaries and payments to holders of subordinated perpetual capital securities during the six months ended June 30, 2014 amounted to $40 million and $22 million, respectively as compared to $9 million and $28 million, respectively for the six months ended June 30, 2013.

Equity

Equity attributable to the equity holders of the parent decreased to $48.9 billion at June 30, 2014, compared with $49.8 billion at December 31, 2013, primarily due to the redemption of subordinated perpetual capital securities, the declaration of the dividend to ArcelorMittal shareholders, and the divestitures of ATIC, Bekaert and the steel cord business and partially offset by net results from the period.

Earnings distributions

On May 8, 2014 at the Annual General Shareholders’ meeting, the shareholders approved the Company’s dividend of $0.20 per share. The dividend amounted to $333 million and was paid on July 15, 2014.

Treasury shares

ArcelorMittal held 11,785,524 shares in treasury at June 30, 2014, down from 11,792,674 shares at December 31, 2013 as a result of allocations to employees under incentive plans. At June 30, 2014, the number of treasury shares represented approximately 0.71% of the total issued number of ArcelorMittal shares.

C. Research and development, patents and licenses

Research and development expense (included in selling, general and administrative expenses) was $150 million for the six months ended June 30, 2014 as compared to $119 million for the six months ended June 30, 2013.

D. Trend information

All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.

Outlook

The 2014 operating income guidance framework remains valid. Reflecting the weaker than expected iron ore price, this underlying assumption has been adjusted to $105/t (from $120/t previously) implying a second-half average of $100/t. All other components of the framework remain unchanged. As a result the Company now expects 2014 operating income plus depreciation and impairment to be in excess of $7.0 billion. The key assumptions behind this framework are discussed below.

Based on the current economic outlook, ArcelorMittal continues to expect global apparent steel consumption (“ASC”) to increase by approximately 3-3.5% in 2014. Steel demand growth has been strong in Europe and we have upgraded our ASC growth in 2014 to 3-4%. Despite the impact of severe weather in the US on demand in Q1 2014, data for Q2 2014 has been strong and US ASC growth in 2014 has also been upgraded to a forecast range of 5-6%. In China, we see signs of stabilization due to the government’s targeted stimulus, and expect steel demand in the range of 3-3.5%. While risks remain to steel demand in the CIS and other emerging markets including Brazil, the stronger fundamentals in our key developed world markets continue to support our expectation that steel shipments should increase by approximately 3% in 2014 as compared to 2013.Following the successful ramp up of expanded capacity at ArcelorMittal Mines Canada, year-on-year increases in market priced iron ore shipments are expected. This should underpin a 15% expansion of marketable iron ore volumes for the Company in 2014 as compared to 2013.

Following the successful ramp up of expanded capacity at ArcelorMittal Mines Canada, year-on-year increases in market priced iron ore shipments are expected. This should underpin a 15% expansion of marketable iron ore volumes for the Company in 2014 as compared to 2013.

The working assumption behind the revised 2014 operating income plus depreciation and impairment guidance is an average iron ore price of approximately $105/t (for 62% Fe CFR China).

Due to improved industry utilization rates, and the further contribution of the Company’s Asset Optimization and Management Gains cost optimization programs, steel margins are expected to improve in 2014. This improvement is forecasted despite the negative weather related impact on NAFTA performance at the beginning of the year, which resulted in increased costs of approximately $350 million in the H1 2014.

Furthermore, the Company expects net interest expense to be approximately $1.6 billion in 2014 as compared to $1.8 billion in 2013 due primarily to lower average debt.

Capital expenditure is expected to be approximately $3.8-4.0 billion, a slight increase over 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the phase II Liberia project.

As previously communicated, the Company does not intend to ramp-up any major steel growth capex or increase dividends until the medium term $15 billion net debt target has been achieved and market conditions improve.

E. Off-balance sheet arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent developments

•         On July 29, 2014, ArcelorMittal and Billiton Guinea B.V. (“BHP Billiton”) have signed a sale and purchase agreement for the acquisition by ArcelorMittal of a 43.5% stake in Euronimba Limited (“Euronimba”), which holds a 95% indirect interest in the Mount Nimba iron ore project in Guinea (“Project”). The Project comprises a 935 million tonne direct shipped ore resource with an average grade of 63.1% Fe and is located approximately 40 kilometres from ArcelorMittal Liberia’s mine and infrastructure operations. ArcelorMittal has simultaneously entered into a sale and purchase agreement with Compagnie Française de Mines et Métaux (a member of the Areva group) for the acquisition of its 13% stake in Euronimba. The closing of these two transactions would give ArcelorMittal a 56.5% ownership of Euronimba. The remaining 43.5% of Euronimba is owned by Newmont LaSource S.A.S. (“Newmont”).  As part of the transaction, ArcelorMittal has granted Newmont a limited duration option which, if exercised, would result in Newmont and ArcelorMittal owning equal stakes in Euronimba. The transaction is subject to certain closing conditions, including merger control clearance and certain approvals from the Government of Guinea.

•         On July 10, 2014, ArcelorMittal signed an agreement with Doosan Corporation, a South Korean conglomerate, for the sale of all of the shares of Circuit Foil Luxembourg, which manufactures electrodeposited copper foils for the electronics industry, and certain of its subsidiaries for cash consideration of $50 million. The sale was completed on July 31, 2014.

•         On July 4, 2014, ArcelorMittal issued €600 million 2.875% Notes due July 6, 2020 under its €3 billion wholesale Euro Medium Term Notes Programme. The uses of proceeds from the issuance are for general corporate purposes.

•         On June 30, 2014, ArcelorMittal completed the sale of its 78% stake in the European port handling and logistics company ATIC for €155 million ($144 million net of cash of $68 million disposed of ) to H.E.S. Beheer N.V., who held the remaining 22% non-controlling interest. The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets.

•         On June 10, 2014, ArcelorMittal entered into a loan agreement with a financial institution for $1.0 billion. The financial institution has the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017.

•         On May 30, 2014, the Company completed the disposal of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. in South Korea and certain other entities of its steel cord business in the United States, Europe and Asia to Kiswire Ltd. The Company received a preliminary cash consideration of $55 million ($39 million net of cash of $16 million disposed of) to be adjusted upon final determination of the net debt and working capital balance at closing date. The Company’s existing intra group debt of $102 million was assumed by Kiswire Ltd. and will be repaid at the latest during the first half of 2015. The Company will receive an additional consideration for the net debt outstanding at closing date.

•         On April 30, 2014, the Company completed the extension of its partnership in Latin America to Costa Rica and Ecuador with Bekaert Group (“Bekaert”), a worldwide market and technology leader in steel wire transformation and coatings. ArcelorMittal became a minority shareholder in the Ideal Alambrec Ecuador wire plant controlled by Bekaert, transferred the steel wire products business of ArcelorMittal Costa Rica and its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil that is currently a branch of Belgo Bekaert Arames (“BBA”) to Bekaert. The transaction also included wire rod supply agreements between the Company and Bekaert, and a cable wire supply agreement between BBA and Bekaert.

•         On March 25, 2014, ArcelorMittal issued €750 million 3.00% Notes due March 25, 2019 under its €3 billion wholesale Euro Medium Term Notes Programme. The uses of proceeds from the issuance were for general corporate purposes.

•         On February 26, 2014, ArcelorMittal, together with NSSMC, completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals. The transaction – a 50/50 joint venture, AM/NS Calvert (“Calvert”), with NSSMC – was completed for an agreed price of $1,550 million plus working capital and net debt adjustment. The Calvert plant has a total capacity of 5.3 million tonnes including hot rolling, cold rolling, coating and finishing lines. The transaction was financed through a combination of debt at the joint venture level and equity, of which $258 million was paid by the Company. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be principally responsible for marketing the product on behalf of the joint venture. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the joint venture.

•         On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes were redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

•         On January 17, 2014, ArcelorMittal extended the conversion date for the $1 billion privately placed MCB issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank and is not listed. The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental, both of which are held by ArcelorMittal subsidiaries.

Recent developments in legal proceedings

Tax claims

Brazil

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals $583.4 million. On January 31, 2014,  the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, $265.5 million to $140.6 million (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of $76.9 million concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian Federal Revenue Service considers that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted.  Comex filed its defense in June 2014.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging  that  the company did not correctly calculate tax credits on  interstate sales of electricity  from the February 2012 to December 2013 period. The amount claimed totals $59.6 million. ArcelorMittal Comercializadora de Energia filed its defense in June 2014.

Competition/antitrust claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and were consolidated with the Standard Iron Works lawsuit. In 2009, the court denied a motion by ArcelorMittal and the other defendants to dismiss the direct purchaser claims. A hearing on class certification of the direct purchaser claims took place in March/ April 2014 and a decision remains pending.  On May 29, 2014, ArcelorMittal entered into an agreement to settle the direct purchaser claims. ArcelorMittal may terminate the settlement agreement if more than a certain percentage of members of the purported plaintiffs’ class opt-out of the settlement.  In addition to any opt-out direct purchaser claimants who may pursue their claims, two putative class actions on behalf of indirect purchasers have been filed and are not covered by the settlement of the direct purchaser claims.  On June 13, 2014, the court gave its preliminary approval of the settlement and scheduled a hearing for final approval on October 17, 2014.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. In 2014, ArcelorMittal South Africa requested the documents from the Competition Commission, which provided an index thereof. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other legal claims

Argentina

Over the course of 2007 to 2013, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The

Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 35 different shipments made between 2002 and 2012. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately $165 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By February 2014, in 17 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of $29.8 million). These decisions have been appealed to the Argentinian National Fiscal Court.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $56 million and $25 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. In April 2014, the parties participated in a mediation procedure and reached a settlement subject to certain conditions, which have now been satisfied. The proceedings before the Calgary court were formally discontinued in June 2014 and the case is therefore now closed.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. A hearing in relation to the quantum of damages took place on June 24, 2014 and the judge set a deadline of October 8, 2014 for the parties to file their briefs.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award ruling that Senegal was entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase would be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The parties have since agreed to settle the dispute.

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and

Exchange Commission (the “SEC”). ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.